                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from ___________________ to ____________________


Commission file number 001-09225


                         H.B. FULLER COMPANY THRIFT PLAN

                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

H.B. Fuller Company Thrift Plan
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------


                                                                                             Page(s)
Report of Independent Accountants                                                             F-2

Financial Statements:

   Statement of Net Assets Available for Benefits at December 31, 2001 and 2000               F-3

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 2001                                                                      F-4

   Notes to Financial Statements                                                           F-5 - F-9

Supplemental Schedules:

   Schedule of Assets (Held at End of Year) at December 31, 2001                             F-10

   Schedule of Reportable Transactions for the Year Ended December 31, 2001                  F-11

                        Report of Independent Accountants

To the Participants and Administrator
of the H.B. Fuller Company Thrift Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the H.B. Fuller Company Thrift Plan, as listed in the accompanying index on page F-1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 17, 2002

H.B. Fuller Company Thrift Plan
Statement of Net Assets Available for Benefits
At December 31, 2001 and 2000
--------------------------------------------------------------------------------


               ASSETS                                  2001             2000

Investments, at fair value                         $160,701,699     $139,209,692

Receivables:
    Participant contributions receivable                183,485          193,531
    Employer contributions receivable                    90,146          103,582

Accrued income                                           10,760           10,563
                                                   ------------     ------------

      Total assets                                  160,986,090      139,517,368

            LIABILITIES

Other liabilities                                       119,076          287,236
                                                   ------------     ------------

Net assets available for benefits                  $160,867,014     $139,230,132
                                                   ============     ============


    The accompanying notes are an integral part of the financial statements.

H.B. Fuller Company Thrift Plan
Statement of Changes in Net Assets Available for Benefits
At December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                        2001

Additions:
    Investments:
      Interest                                                      $    120,645
      Dividends                                                        1,739,131
      Net appreciation in market value of investments                 25,514,638
      Other income                                                       325,417
                                                                    ------------

      Total investment income                                         27,699,831

    Participant contributions                                          6,477,816
    Employer contributions                                             3,172,617
                                                                    ------------

      Total additions                                                 37,350,264
                                                                    ------------

Deductions:
    Participant distributions and withdrawals                         15,599,174
    Administrative expense                                               114,208
                                                                    ------------

      Total deductions                                                15,713,382
                                                                    ------------

Net increase                                                          21,636,882

Net assets available for benefits:
    Beginning of year                                                139,230,132
                                                                    ------------

    End of year                                                     $160,867,014
                                                                    ============


    The accompanying notes are an integral part of the financial statements.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following brief description of the H.B. Fuller Company Thrift Plan (the
     Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     General
     The plan is a defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Trustee
     The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

     Eligibility and Contributions
     All regular full-time, non-union employees who have been employed for six months, or regular part-time, non-union employees who have been employed for twelve months are eligible to participate in the Plan. To become a participant in the Plan, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants each subject to a statutory maximum of $10,500 for 2001.

     The Employer makes contributions to employees' accounts by matching 100% of an employee's contributions, up to 4% of the employee's eligible compensation in the form of H.B. Fuller Company Common Stock. A participant's contribution may be invested in any combination of the following participant directed investment funds or an H.B. Fuller Company Common Stock fund (which is non-participant directed) including the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Investment Fund, Janus Twenty Fund and Janus Overseas Fund. A participant's investment option for past and future contributions can be changed daily. All Employer matching contributions are invested in the Company Stock Fund. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

     A participant's voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

     Participant Accounts
     Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of the Plan's investment income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of Plan participants.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after five years of credited service to the Employer, or upon age 65, disability or death.

     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (4.75% at December 31, 2001). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower's vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2001 had interest notes ranging from 4.75% to 9.50% and mature at various dates through 2016

     Forfeitures
     Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer's contribution to the participants' accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2001 were $155,460.

     Plan Termination
     Although it has no intention to do so, the Employer may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation
     The fair values of the Plan's investments in H.B. Fully Company Common Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee. Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, determined on an average cost basis. Securities transactions are recorded on the trade date.

     Interest and Dividends
     Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

     Net Appreciation (Depreciation) in the Fair Value of Mutual Funds
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of mutual funds, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those mutual funds.

     Contributions
     Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Concentration of Market Risk
     At December 31, 2001 and 2000, approximately 55% of the Plan's net assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Stock Fund is entirely dependent upon the performance of H.B. Fuller Company and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company common stock in the near term could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Net Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Distributions to Participants
     Distributions to participants are recorded when the distribution is made.

     Plan Expenses
     The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

     Payment of Benefits
     Benefits are recorded when paid.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Investments

     Investments, at fair value, include the following:

                                                                     December 31
                                                             ----------------------------
                                                                 2001             2000
                                                             ------------    ------------
     H.B. Fuller Company Common Stock,
           3,098,465 and 1,795,718 shares, respectively **   $ 89,142,834*   $ 70,846,630*

     Wells Fargo Stable Return Fund,
           509,961 and 450,558 shares, respectively            16,437,563*     13,631,172*

     Wells Fargo Index Equity Fund,
           498,495 and 524,282 shares, respectively            22,885,911*     27,655,871*

     Wells Fargo Growth Balanced Investment Fund,
           467,836 and 430,081 shares, respectively            13,281,851*     13,229,305*

     H.B. Fuller Company Common Stock Fund **                     797,569         151,400

     Wells Fargo Small Company Growth Fund                      6,864,080       6,232,638

     PIMCO Total Return Bonus Fund                              4,136,692         605,685

     Janus Twenty Fund                                          3,002,137       3,068,755

     Janus Overseas Fund                                        1,488,048       1,626,532

     Participant loans receivable **                            2,665,014       2,161,704
                                                             ------------    ------------
                                                             $160,701,699    $139,209,692
                                                             ============    ============

     * Represents 5% or more of the Plan's net assets at the beginning of the Plan year.

     **   Non-participant directed investment, see Note 4.


     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $25,514,683 as follows:


     Wells Fargo and Janus Mutual Funds                             $(5,635,817)
     H.B. Fuller Company Common Stock and Common Stock
       Investment Funds                                              30,192,624
     Wells Fargo Stable Return Fund                                     905,551
     PIMCO Total Return Bond Fund                                        52,280
                                                                    -----------
                                                                    $25,514,638
                                                                    ===========

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.   Non-participant Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                                    December 31
                                                             -------------------------
                                                                2001           2000
                                                             -----------   -----------
      Net assets:
          H.B. Fuller Company Common Stock                   $89,142,834   $70,846,630
          H.B. Fuller Company Common Stock Investment Fund       797,569       151,400
          Participant loans receivable                         2,665,014     2,161,704
          Accrued Income                                           9,495         2,876
                                                             -----------   -----------

                                                             $92,614,912   $73,162,610
                                                             ===========   ===========

5.   Tax Status

     The Internal Revenue Service has determined and informed the Employer by a letter dated November 14, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since 1995; however, the Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   Related Party and Party-in-Interest Transactions

     Plan investments include H.B. Fuller Company common stock which is invested in shares of stock of the Employer. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company common stock for the year ended December 31, 2001, amounted to $5,883,088 and $16,602,644, respectively.

     The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. Fees paid by the Plan for the investment management services and administrative services amounted to $114,208 for the year ended December 31, 2001. The Trustee made purchases and sales of such securities amounting to $59,278,009 and $52,881,618, respectively.

H.B. Fuller Company Thrift Plan
Schedule of Assets (Held at End of Year)
At December 31, 2001
--------------------------------------------------------------------------------

              (b)
       Identity of Issuer,                                                                                   (e)
           Borrower or                      (c)                         Units/            (d)              Current
(a)       Similar Party                 Description                     Shares           Cost**             Value
 *    Wells Fargo              H.B. Fuller Company Common
           Minnesota, N.A.         Stock                               3,098,465       $52,473,711       $ 89,142,834

 *    Wells Fargo              H.B. Fuller Company Common
           Minnesota, N.A.         Stock Investment Fund                                   797,569            797,569

 *    Wells Fargo
           Minnesota, N.A.     Stable Return Fund
                                   Pooled, Common & Collective           509,961                           16,437,563

 *    Wells Fargo              Index Equity Fund
           Minnesota, N.A.         Common Stock                          498,495                           22,885,911

 *    Wells Fargo              Growth Balanced Investment Fund
           Minnesota, N.A.         Mutual Fund - Balanced                467,836                           13,281,851

 *    Wells Fargo              Small Company Growth Fund
           Minnesota, N.A.         Common Stock                          265,947                            6,864,080

 *    Wells Fargo              PIMCO Total Return Bond Fund
           Minnesota, N.A.         Corporate Bonds                       395,477                            4,136,692

 *    Wells Fargo              Janus Twenty Fund
           Minnesota, N.A.         Common Stock                           78,059                            3,002,137

 *    Wells Fargo              Janus Overseas Fund
           Minnesota, N.A.         Common Stock                           73,303                            1,488,048

 *    Participant Loans        Loan Fund
                                   Private Debt Obligation
                                   Wells Fargo prime interest rate
                                   5-15 year terms                                       2,665,014          2,665,014
                                                                                                         ------------

                               Total investments at end of
                                   plan year                                                             $160,701,699
                                                                                                         ============


* Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

** Amounts are not required in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position No. 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.

H.B. Fuller Company Thrift Plan
Schedule of Reportable Transactions*
Year Ended December 31, 2001
--------------------------------------------------------------------------------

5% of series of transaction by broker:

                                                                       Expense
                                                      Principal       Incurred with   Transaction        Net
        Broker                   Description            Cash           Transaction       Cost            Gain
CS First Boston Corp.      H.B. Fuller Company
                               Common Stock,
                               Common Stock           $ 9,476,350        $7,554       $ 7,683,283      $1,793,069

5% of series of transaction by security issue:

                                              Number of                 Total Dollar Amount
                                            -----------------      ----------------------------         Net
Security Issue                              Purchases   Sales       Purchases         Sales            Gain
H.B. Fuller Common Stock
      Common Stock                              18        55       $ 5,883,088      $11,393,239     $5,209,405

H.B. Fuller Common Stock Fund
      Investment Fund                          146       156        22,169,445       21,523,263            --


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 2001, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

Parties in Interest: Wells Fargo Minnesota, N.A. - Trustee; H.B. Fuller Company
- Administrator.

                         H.B. FULLER COMPANY THRIFT PLAN

                                    EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.                         Document
-----------                         --------

   (23)                Consent of Independent Accountants


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       H.B. FULLER COMPANY THRIFT PLAN


DATE June 28, 2002                     By: /s/ Todd Mestad
                                           -------------------------------------
                                           (Plan Administrator)

                                  EXHIBIT INDEX

Exhibit No.    Document                                Method of Filing
  (23)         Consent of Independent Accountants      Filed herewith electronically